UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2021

COMMISSION FILE NUMBER 001-39081

BioNTech SE
(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On January 15, 2021, BioNTech SE (the “Company”) and Pfizer Inc., issued a statement today that that the Companies have developed a plan that will allow the scale-up of manufacturing capacities in Europe and deliver significantly more doses in the second quarter. To accomplish this, certain modifications of production processes are required now. As a result, the Companies’ facility in Puurs, Belgium will experience a temporary reduction in the number of doses delivered in the upcoming week. The Companies will be back to the original schedule of deliveries to the European Union beginning the week of January 25, with increased delivery beginning week of February 15 resulting in our ability to deliver the fully committed quantity of vaccine doses in the first quarter and significantly more in the second quarter. The statement is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Financial Officer

Date: January 15, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Statement on European manufacturing upscaling as well as impact on deliveries.